Robert L. Kimball  rkimball@velaw.com

Tel +1.214.220.7860  Fax +1.214.999.7860

October 19, 2015

CONFIDENTIAL SUBMISSION

Pursuant to Title 1

Section 106 under the

Jumpstart Our Business Startups Act

BY ELECTRONIC MAIL

Draft Registration Statement

U.S. Securities and Exchange Commission

100 F. Street, NE

Washington, DC 20549

Re:	Confidential Submission of Draft Registration Statement on Form S-1 for Reata Pharmaceuticals, Inc.

Ladies and Gentlemen:

On behalf of our client, Reata Pharmaceuticals, Inc., a Delaware corporation (the “Company”), we hereby confidentially submit a draft Registration Statement on Form S-1 (the “Registration Statement”) of the Company pursuant to Section 6(e) of the Securities Act of 1933 (the “Securities Act”) for non-public review by the staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”) prior to the public filing of the Registration Statement.

The Company is an “emerging growth company” as defined in Section 2(a)(19) of the Securities Act. Therefore, the Company is permitted to make this confidential submission of the Registration Statement for review by the Staff, provided that the Registration Statement and all amendments thereto shall be publicly filed with the Commission no later than 21 days before the date on which the Company conducts a road show.

Vinson & Elkins LLP Attorneys at Law	Trammell Crow Center, 2001 Ross Avenue, Suite 3700
Abu Dhabi Austin Beijing Dallas Dubai Hong Kong Houston London	Dallas, TX 75201-2975
Moscow New York Palo Alto Riyadh San Francisco Tokyo Washington	Tel +1.214.220.7700 Fax +1.214.220.7716 www.velaw.com

U.S. Securities and Exchange Commission October 19, 2015 Page 2

Respectfully submitted,

/s/ Robert L. Kimball

Robert L. Kimball
Vinson & Elkins L.L.P.

Enclosures

cc:	J. Warren Huff (Reata Pharmaceuticals, Inc.)

Michael D. Wortley (Reata Pharmaceuticals, Inc.)

Mitchell S. Bloom (Goodwin Proctor LLP)

Edwin O’Connor (Goodwin Proctor LLP)